UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Universe Pharmaceuticals INC (the “Registrant”) is filing this current report on Form 6-K to report its financial results for the six months ended August 16, 2022 and to discuss its recent corporate developments.

Attached as exhibits to this current report on Form 6-K are:

(1)	the unaudited condensed interim consolidated financial statements and related notes as Exhibit 99.1;

(2)	Management’s Discussion and Analysis of Financial Condition and Results of Operations as Exhibit 99.2;

(3)	a press release dated August 12, 2022, titled “Universe Pharmaceuticals INC Reports Financial Results for The First Six Months of Fiscal Year 2022” as Exhibit 99.3; and

(4)	Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements and Related Notes As of March 31, 2022 and for the Six Months Ended March 31, 2022 and 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release – Universe Pharmaceuticals INC Reports Fiscal Year 2021 Financial Results
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: August 16, 2022	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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